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                                                April 20, 2005

VIA EDGAR
---------

Mr. Thomas Flinn
Staff Accountant
Division of Corporation Finance
Mail Stop 0409
450 Fifth Street, N.W.
Washington, DC 20549

Re:      Corporate Property Associates 12, Inc.
         Form 10-K for the year ended December 31, 2004
         File No. 033-68728

Dear Mr. Flinn:

The following are the Company's responses to the comments included in your letter dated April 11, 2005 regarding the above-captioned filing. For ease of reference the questions have been restated above each response.

How Management Evaluates Results of Operations, Appendix A Page 4
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   1.   In your discussion of how management evaluates the source of lease revenues, we note that you are aggregating revenues from consolidated properties with those of unconsolidated properties. Given the revenue amounts from your unconsolidated properties are not derived from the revenue amounts reported in your GAAP financial statements, how are you able to reconcile these amounts under Item 10(e) of Regulation S-K? Since you do not control the unconsolidated properties, what consideration was given to separately presenting information from your consolidated and unconsolidated properties to provide transparency?

One of the most significant components of management's evaluation of results of operations is its determination of the Company's ability to pay quarterly dividends to its shareholders. This evaluation includes a review of cash flow from each investment (defined by management as lease revenues less property-level debt service regardless of its GAAP classification). These evaluations, therefore, are performed on a pro-rata basis and all of the Company's unconsolidated properties are controlled by related parties who are managed by the same advisor as the Company. The Company underwrites its investments in properties primarily based on the underlying credit of the lessees of the properties. We believe that providing a chart of lease revenues by investment in descending order enables the investor to see the Company through the eyes of management and also enables the investor to gain an understanding of the Company's portfolio diversification and the credit concentration from its largest investments.

The chart of lease revenues by investment indicates which investments are not consolidated. Additionally, the Company provides a reconciliation that segregates lease

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revenue as shown on the income statement from lease revenues associated with unconsolidated properties. Pro-rata revenues are clearly labeled in the reconciliation.

The Company believes that eliminating this disclosure would result in investors having less information about how management in fact evaluates results of operations.

Footnote 18 - Subsequent Events, Page 33
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   2.   We note that you are recording an impairment charge of approximately
        $2,745,000 in the quarter ending March 31, 2005 for a property located in Piscataway, New Jersey. Please advise why there was no impairment charge for this property in 2004 as you state "management approved a plan to sell a property located in Piscataway, New Jersey that has been vacant since February 2004."

The Company owns a property located in Piscataway, New Jersey that was formerly net leased to Rheometric Scientific, Inc. In January 2003, pursuant to completion of the sale of Rheometric's business, the lease agreement was terminated and two successor companies to Rheometric leased a portion of the vacant space for one year. Upon termination of these leases in January 2004, the tenants vacated the premises and the entire property was unoccupied.

The Company actively marketed the property to prospective tenants for leasing opportunities after the termination of the Rheometric lease and throughout the period up to February 2005. The Company's intent was to hold the property for long- term investment, in keeping with its objective of holding investment properties for extended periods of time. During the period from the termination of the Rheometric lease to and including December 31, 2004, the Company evaluated the property for potential impairment as a held for use property, in accordance with the provisions of FAS 144. The undiscounted cash flow tests performed reflected that the carrying value of the property was recoverable and no impairment charge was required.

In February 2005 the Company received an offer to purchase the property for approximately $3.1 million. In light of the expected disproportionate amount of management time that long-term lease-up of this relatively small property to the overall portfolio would entail and with substantial costs incurred to carry the property during those periods, in February 2005 the Company decided that a sale of the property would be in its best interests in order to conserve cash flow and realize the value of its investment. Accordingly, on February 11, 2005 the Company approved a plan of sale and reclassified the property to held for sale. The carrying value of the property was reduced to its estimated fair value of approximately $2.9 million (representing the sale price less estimated costs to sell) and an impairment charge of approximately $2.745 million was recorded for the quarter ended March 31, 2005. The receipt of the purchase offer in February 2005 caused the Company to re-evaluate its expected holding period for this property resulting in the adoption of the plan of sale and recognition of the impairment charge in this period.

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The company also makes the following statements in response to your letter:

   o The company is responsible for the adequacy and accuracy of the disclosure in the filings;

   o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

   o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to your comments please call me at 212-492-1114. Thank you for your prompt attention to this matter.


                                                     Sincerely,

                                                     /s/ John J. Park
                                                         ----------------------
                                                         John J. Park
                                                         Managing Director and
                                                         Chief Financial Officer

cc:  Cicely D. Luckey
     James Barnes, Esq.